

December 22, 2010

Via Facsimile and U.S. Mail

Mr. Gregory S. Lang
President
PMC-Sierra, Inc.
3975 Freedom Circle
Santa Clara, CA   95054

> **Re: PMC-Sierra, Inc.**
> **Form 10-K for year ended December 27, 2009**
> **Filed February 24, 2010**
> **Form 10-Q for quarterly period ended September 26, 2010**
> **File No. 0-19084**

Dear Mr. Lang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 27, 2009

Selected Financial Data, page 26

1.   Your disclosure in footnote (2) to the selected financial data indicates that you recorded a $92.1 million net income tax recovery in 2008. Please reconcile this disclosure with the actual income tax recovery of $70.0 million reflected in your consolidated financial statements. Revise future filings as appropriate.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Contractual Obligations, page 45

2.   We note your consolidated balance sheet reflects 'long-term obligations' of $6.2 million as of December 27, 2009. With a view towards enhanced disclosure in future filings, please explain to us how your disclosure here considers these other long-term liabilities reflected on your balance sheet. Refer to Item 303(A)(5) of Regulation S-K.

Off-Balance Sheet Arrangements, page 46

3.   You state here that you had no off-balance sheet financing arrangements. Separately, we note your disclosure on page 62 that from time to time you indemnify customers, suppliers, contractors, lessors and others against various claims. Please explain to us how your disclosure here complies with Item 303(A)(4) of Regulation S-K or otherwise revise future filings to provide the required disclosures.

Notes to Consolidated Financial Statements, page 57

Note 1. Summary of Significant Accounting Policies, page 57

– Segment Reporting, page 63

4.   We note your disclosure here that you operate in one reportable segment. Please tell us the number of operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification. As applicable, please also provide us with your detailed analysis of paragraphs 280-10-50-10 through 280-10-50-19 of the FASB Accounting Standards Codification supporting your conclusion that you have one reportable segment.

– Other Accounting Changes, page 66

5.   Based on your disclosures, it appears that there was an error in your prior financial statements relating to your reporting of the effect of exchange rate changes on assets and liabilities on your statements of cash flows. As such, it does not appear that your descriptions of this as an "accounting change" and "adjustments…to conform to the presentation adopted for the current period" are appropriate. Please revise future filings to clearly describe any such changes as a restatement to correct an error.

Note 14. Income Taxes, page 82

6.   Please revise future filings to disclose the components of income (loss) before income tax expense (benefit) as either domestic or foreign as required by Rule 4-08(h)(1)(i) of Regulation S-X.

7.   We note your disclosures regarding the recognition of a $124.1 million tax benefit in fiscal 2008 as a result of your foreign subsidiaries settling several ongoing tax matters for less than had been accrued. With a view toward enhanced disclosure in future filings, please explain to us in greater detail surrounding the settlement. Tell us the total amount of the final settlement and explain the circumstances that caused the settlement to be significantly lower than your accrual. In this regard, please also explain how you determined the initial accrual to record for these tax matters.

Item 9A. Controls and Procedures, page 88

-Management's Annual Report on Internal Control over Financial Reporting, page 88

8.   We note your statement that "management believes that [we] maintained effective control over financial reporting as of December 27, 2009." Please revise future filings to provide clear disclosure of management's conclusion regarding your internal controls over financial reporting.

Form 10-Q as of September 26, 2010

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 27

9.   We note your disclosures here that certain increases in revenues are attributable to your acquisition of the Channel Storage business from Adaptec, Inc. Please revise future filings to quantify the impact of acquisitions on your results of operations.

Form 8-K dated October 21, 2010

10.   We note the subheading in Exhibit 99.1 highlights your non-GAAP net income per share. This presentation results in your non-GAAP measure being presented with greater prominence than the related measure calculated in accordance with US GAAP. Please revise future filings to present the most comparable measure calculated in accordance with US GAAP with equal or greater prominence to the non-GAAP measure.

11.   We note that in your October 21, 2010 conference call, you discussed your outlook for the fourth quarter of fiscal year 2010. In this discussion, you provided projections for non-GAAP gross margin, non-GAAP operating expenses, non-GAAP net other income, and non-GAAP tax provision. Further, while we note that your narrative described the significant GAAP to non-GAAP reconciling items, we do not see where you have provided the quantitative reconciliation required by Regulation G. In the future, please ensure that you provide a schedule or other presentation that details the differences between the forward-looking non-GAAP measure and the appropriate forward-looking GAAP measure. If the GAAP measure is not available on a forward-looking basis, you should disclose that fact and provide reconciling information that is available without unreasonable effort. Finally, identify that information which is unavailable and disclose its probable significance. Refer to Regulation G.

Form 8-K dated November 18, 2010

12.   We note your disclosure under Item 9.01 that "if and to the extent required…" you will provide the financial statements and pro forma financial information no later than 71 calendar days after the date of the Form 8-K. Please provide us with your evaluation of whether and to what extent you will be required to provide financial statements of the acquired entity and pro forma financial information reflecting the transaction. In this regard, provide us with the supporting calculations for the significance tests under Rule 1-02(w) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief